SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

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                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

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          NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and
NE Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), not presently owned by Parent, at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchase dated May 20, 1998, except as may otherwise be provided herein.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The information set forth in Paragraph (f) of Item 10 is hereby amended and supplemented by the following:

         Purchaser hereby amends the Offer to extend the date on which the Offer expires so that the Offer and withdrawal rights will expire at 5:30 p.m., New York City time, on Friday, July 10, 1998, unless the Offer is further extended. A press release relating to the foregoing is filed as Exhibit (a)(11) to the
Schedule 14D-1 and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended by adding thereto the following exhibit:

         (a)(11)  Text of Press Release issued by Parent on June 16, 1998.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: June 16, 1998


                                            NE RESTAURANT COMPANY, INC.


                                            By: /s/ Paul V. Hoagland
                                                ------------------------
                                                Paul V. Hoagland
                                                Executive Vice President


                                             NERC ACQUISITION CORP.


                                             By:  /s/ Paul V. Hoagland
                                                  ------------------------
                                                  Paul V. Hoagland
                                                  Executive Vice President

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                                  EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION

   (a)(11)            Text of Press Release issued by Parent on June 16, 1998.